News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividend

TORONTO, July 22, 2003 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 33 cents a share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2003, unchanged from the previous quarter.

For the current quarter, the board also declared a dividend of 34.6875 cents a share on paid-up Class B Preferred Shares Series 3, a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.

The dividend on the common shares is payable August 28 to shareholders of record on August 6. The dividends on the preferred shares are payable August 25 to shareholders of record on August 6.

Contacts:
Ian Blair, Toronto, (416) 867-3996
Ron Monet, Montreal, (514) 877-1101

Internet: www.bmo.com